FOR IMMEDIATE RELEASE

Idenix Pharmaceuticals Contact:
Teri Dahlman (617) 995-9905

IDENIX PHARMACEUTICALS REPORTS PROGRESS ON
CLINICAL PROGRAMS AND FIRST QUARTER 2010 FINANCIAL RESULTS

Cambridge, MA – May 3, 2010 - Idenix Pharmaceuticals, Inc. (NASDAQ: IDIX), a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral diseases, today reported unaudited financial results for the first quarter ended March 31, 2010. At March 31, 2010, Idenix’s cash, cash equivalents and marketable securities totaled $33.8 million.

Research and Development Highlights

        Phase IIa: IDX184, a liver-targeted hepatitis C virus (HCV) nucleotide prodrug
•
In April 2010, Idenix announced interim data from an ongoing 14-day phase IIa study evaluating its lead HCV drug candidate, IDX184, a liver-targeted HCV nucleotide prodrug, in combination with pegylated interferon and ribavirin (PegIFN/RBV) in treatment-naïve HCV genotype 1-infected patients. Patients receiving 50 and 100 mg of IDX184 in combination with pegylated interferon and ribavirin (PegIFN/RBV) demonstrated potent antiviral activity at 14 days with mean (± standard deviation) viral load reductions of 1.2 (± 1.1) log10 IU/mL in the placebo cohort (n=8), 2.7 (± 1.3) log10 IU/mL in the 50 mg IDX184 QD cohort (n=16), 4.0 (± 1.7) log10 IU/mL in the 50 mg IDX184 BID cohort (n=8)  and 4.2 (± 1.9) log10 IU/mL in the 100 mg IDX184 QD cohort (n=8). Fifty percent of subjects receiving a total daily dose of 100 mg IDX184 achieved undetectable virus levels by Day 14. The side effect profile of IDX184 combined with PegIFN/RBV has been consistent with the laboratory and side effect profile of PegIFN/RBV. The most common adverse events reported were fatigue, myalgia, headache and nausea. Enrollment of the 150 mg once-daily cohort is now complete.

Phase I: IDX320, an HCV protease inhibitor
•
In the first quarter of 2010, Idenix completed a double-blind, placebo-controlled phase I clinical trial evaluating single and multiple ascending doses of its HCV protease inhibitor, IDX320, in healthy volunteers. A three-day proof-of-concept study in treatment-naïve HCV genotype 1-infected patients is expected to begin in the second quarter.

Phase I: IDX375, an HCV non-nucleoside polymerase inhibitor
•
In the first quarter of 2010, Idenix continued the phase I clinical trial evaluating higher single and multiple doses of the free acid form of IDX375 in healthy volunteers.  The company expects that these studies in healthy volunteers will be followed by a three-day proof-of-concept study in treatment-naïve genotype 1-infected patients in the second half of 2010.

Phase IIb: GSK2248761/IDX899, a non-nucleoside reverse transcriptase inhibitor
•
GSK2248761, for the treatment of HIV-1, has progressed through long-term chronic toxicology studies and drug-drug interaction studies in healthy volunteers. Idenix was notified by ViiV Healthcare Company, an affiliate of GlaxoSmithKline (GSK), that an operational preclinical milestone triggering a $6.5 million payment related to the development of GSK2248761 was achieved. GSK anticipates a broad phase IIb clinical development program to begin in 2010.

“We are pleased with the continued clinical progress of our broad pipeline of hepatitis C drug candidates from three major HCV drug classes,” said Jean-Pierre Sommadossi, Ph.D., chairman and chief executive officer of Idenix. “With the anticipated completion of the 14-day phase IIa clinical trial of IDX184 and the three-day proof-of-concept study of IDX320 by mid-year 2010, we believe we will be a step closer toward exploring our first combination study utilizing these two direct-acting antiviral drug candidates.”

Sommadossi continued, “We are excited to see the further advancement of GSK2248761 in the ViiV Healthcare pipeline. We look forward to the initiation of the phase IIb program this year.”

First Quarter 2010 Financial Results
For the first quarter ended March 31, 2010, Idenix reported total revenues of $2.7 million, compared to total revenues of $4.0 million in the first quarter of 2009. The company reported a net loss of $16.2 million, or a loss of $0.24 per basic and diluted share, for the first quarter ended March 31, 2010, compared to a net loss of $12.9 million, or a loss of $0.23 per basic and diluted share for the first quarter ended March 31, 2009.

During the first quarter of 2010, Idenix initiated a plan to restructure its operations at the company’s research facility in Montpellier, France to reduce its workforce by approximately 17 positions in connection with its ongoing cost saving initiatives. In the first quarter of 2010, Idenix recorded charges of $2.2 million for employee severance costs related to the Montpellier facility restructuring together with charges related to an earlier reduction of the company’s United States workforce by 13 positions in January 2010. Idenix expects the restructurings to result in annualized savings of approximately $3.0 million to $4.0 million.

On April 29, 2010, Idenix announced the pricing of an underwritten offering of 6,460,672 shares of its common stock at a price of $4.35 per share.  After the underwriting discount and estimated offering expenses payable by the company, the company expects to receive net proceeds of approximately $26.2 million. All of the shares are being sold by Idenix. The offering is expected to close on May 4, 2010, subject to customary closing conditions.

2010 Financial Guidance
The company expects that its current cash, cash equivalents and marketable securities, together with the anticipated royalty payments associated with product sales of Tyzeka®/Sebivo® (telbivudine), proceeds from the recent offering and the milestone payment from ViiV Healthcare Company can fund operations into the second half of 2011. This guidance assumes no additional milestone payments, license fees, reimbursement for development programs and no financing activities.

Conference Call and Webcast Information
Idenix will hold a conference call today at 4:30 p.m. ET.  To access the call please dial (800) 471-3635 U.S./Canada or (706) 758-9475 International and enter passcode 70646639. To listen to a live webcast of the call, go to “Calendar of Events” in the Idenix Investor Center at www.idenix.com. Please log in approximately 10 minutes before the call to ensure a timely connection. A replay of the conference call and webcast will be available until May 17, 2010. To access the replay, please dial (800) 642-1687 U.S./Canada or (706) 645-9291 International and enter the passcode 70646639.

About Idenix
Idenix Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral diseases. Idenix's current focus is on the treatment of patients with chronic hepatitis C infection. For further information about Idenix, please refer to www.idenix.com.

Forward-looking Statements
This press release contains “forward-looking statements” for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995, including, but not limited to, the statements regarding the company’s future business and financial performance. For this purpose, any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. Without limiting the foregoing, the words  “plans,” “anticipates,” “will,”  “expects,” “goal,” “estimates,” “projects,” “would,” “could,” “targets,” and similar expressions are also intended to identify forward-looking statements, as are expressed or implied statements with respect to the company’s clinical development programs or commercialization activities in HIV or hepatitis C, including any expressed or implied statements regarding the efficacy and safety of our drug candidates, the likelihood and success of any future clinical trials involving our drug candidates or successful development of novel combinations of direct-acting antivirals for the treatment of hepatitis C, or any potential pipeline candidates and expectations with respect to additional milestone payments, future royalty payments and cash balances at the end of 2010. Actual results may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to the following: there can be no guarantees that historical sales of Tyzeka®/Sebivo® (telbivudine) will in any way suggest future royalty payments or royalty rates owed to the company, or that the company will advance any clinical product candidate or other component of its potential pipeline to the clinic, to the regulatory process or to commercialization;  management’s expectations could be affected by unexpected regulatory actions or delays; uncertainties relating to, or unsuccessful results of, clinical trials, including additional data relating to the ongoing clinical trials evaluating its product candidates; the company’s ability to obtain additional funding required to conduct its research, development and commercialization activities; the company’s dependence on its collaborations with Novartis Pharma AG and GlaxoSmithKline; changes in the company’s business plan or objectives; the ability of the company to attract and retain qualified personnel; competition in general; and the company’s ability to obtain, maintain and enforce patent and other intellectual property protection for its product candidates and its discoveries. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These and other risks which may impact management’s expectations are described in greater detail under the heading “Risk Factors” in the company’s annual report on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (SEC), and in any subsequent periodic or current report that the company files with the SEC.

All forward-looking statements reflect the company’s estimates only as of the date of this release (unless another date is indicated) and should not be relied upon as reflecting the company’s views, expectations or beliefs at any date subsequent to the date of this release.  While Idenix may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if the company’s estimates change.

IDENIX PHARMACEUTICALS, INC.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Three Months Ended March 31,
	2010	2009
Revenues:
Collaboration revenue – related party	$2,416	$3,916
Other revenue	267	95
Total revenues	2,683	4,011
Operating expenses (1):
Cost of revenues	558	461
Research and development	11,762	10,849
General and administrative	4,777	6,016
Restructuring charges	2,238	-----
Total operating expenses	19,335	17,326
Loss from operations	(16,652)	(13,315)
Other income, net	441	388
Loss before income taxes	(16,211)	(12,927)
Income tax benefit (expense)	(1)	1
Net loss	$(16,212)	$(12,926)

Basic and diluted net loss per share:	$(0.24)	$(0.23)
Shares used in calculation of basic and diluted net loss per share:	66,370	56,940
(1) Share-based compensation expenses included in operating expenses amounted to approximately:
Research and development	$320	$439
General and administrative	661	817

IDENIX PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

(UNAUDITED)

	March 31, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$32,344	$46,519
Receivables from related party	981	1,049
Other current assets	3,733	4,012
Total current assets	37,058	51,580
Intangible asset, net	10,756	11,069
Property and equipment, net	9,000	10,091
Marketable securities	1,418	1,584
Other assets	2,791	2,326
Total assets	$61,023	$76,650

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$12,519	$10,720
Deferred revenue, related party	6,165	6,155
Other current liabilities	1,623	1,469
Total current liabilities	20,307	18,344
Long-term obligations	32,217	32,983
Deferred revenue, related party, net of current portion	29,172	30,776
Total liabilities	81,696	82,103
Stockholders' deficit	(20,673)	(5,453)
Total liabilities and stockholders' deficit	$61,023	$76,650